Shin-Marunouchi Building, 29th Floor 1-5-1 Marunouchi Chiyoda-ku, Tokyo 100-6529, Japan Telephone: +81 3 3214 6522 Facsimile: +81 3 3214 6512 www.mofo.com	morrison foerster austin, beijing, berlin, boston, brussels, denver, hong kong, london, los angeles, new york, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, d.c.

November 5, 2024

Mr. Partick Kuhn
Mr. Rufus Decker
Ms. Rucha Pandit
Mr. Donald Field

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	TNL Mediagene Amendment No. 3 to Registration Statement on Form F-4 Filed October 30, 2024 File No. 333-280161

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Mr. Field:

On behalf of our client, TNL Mediagene (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 4, 2024, on Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-280161) (the “Registration Statement”) filed with the Commission on October 30, 2024 relating to a proposed business combination.

In response to the Staff’s comments, the Company intends to further amend the Registration Statement as described below. For your convenience, we have included the text of the Staff’s comments below and have keyed the Company’s responses accordingly. Concurrently with the submission of this letter, the Company is filing with the Commission a third amendment to the Registration Statement (the “Revised Registration Statement”) for review.

The Company’s responses to the Staff’s comments are as follows:

Amendment No. 3 to Registration Statement on Form F-4 filed October 30, 2024

Securities and Exchange Commission

Risk Factors, page 24

1.	We note that Blue Ocean’s securities are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please add a risk factor to discuss that the company's securities will face immediate suspension and delisting action once the company receives a delisting determination letter from Nasdaq after the 36-month window ends on December 7, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that the company's stock may be determined to be a penny stock and the consequences of that designation, that the company may no longer be attractive as a merger partner if the company is no longer listed on an exchange, any potential impact on the company's ability to complete an initial business combination, any impact on the market for the company’s securities including demand and overall liquidity for the company's securities, and any impact on securities holders due to the company's securities no longer being considered “covered securities.”

Response:	In response to the Staff’s comment, the Company has added a risk factor titled “Nasdaq may not list our securities on its exchange, and we may not be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” beginning on page 56 of the Revised Registration Statement.

2.	Please add a risk factor to discuss TNL Mediagene’s ability to comply with Nasdaq listing rules and disclose that pursuant to recent Nasdaq listing rule amendments effective October 7, 2024, TNL Mediagene must comply with listing standards immediately upon consummation of the business combination or face suspension or delisting, with no grace period to “cure” the deficiencies.

Response:	In response to the Staff’s comment, the Company has added a risk factor titled “Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for immediate suspension and delisting for failure to meet the 36-month requirement in Nasdaq Rule IM 5101-2(b) to complete a business combination, and Blue Ocean’s securities will face an immediate suspension and delisting action upon receiving a delisting determination letter from Nasdaq after the 36-month window ends on December 2, 2024” beginning on page 60 of the Revised Registration Statement.

* * * *

Securities and Exchange Commission

Please direct any questions relating to the foregoing to me at Morrison & Foerster LLP, Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan, telephone: +81 (3) 3214-6833, e-mail: JGillespie@mofo.com. We appreciate your consideration of this matter.

Sincerely yours,

/s/ Jesse S. Gillespie
Jesse S. Gillespie

cc:	Jim Wu
(Chief Corporate Affairs Officer, TNL Mediagene)

Joey Chung
(Chief Executive Officer, TNL Mediagene)

Richard Leggett
(Chief Executive Officer, Blue Ocean Acquisition Corp)

Matt Lasov
(Chief Financial Officer, Blue Ocean Acquisition Corp)